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                 May 30, 2024

       Michael Lawless
       Chief Executive Officer
       Auddia Inc.
       1680 38th Street, Suite 130
       Boulder, Colorado 80301

                                                        Re: Auddia Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 23, 2024
                                                            File No. 333-279683

       Dear Michael Lawless:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology